UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 8, 2006

GRAVITY Co., Ltd.

(Translation of registrant’s name into English)

14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

PUBLIC NOTICE FOR CONVOCATION OF THE EXTRAORDINARY
GENERAL MEETING OF SHAREHOLDERS OF GRAVITY (the “Company”)

We would like to inform our shareholders that the Extraordinary General Meeting of Shareholders will be held pursuant to Article 22 of the Articles of Incorporation as well as Article 354 of Korean Commercial Code and that all shareholders registered as of November 24, 2006 are cordially invited to attend the Extraordinary General Meeting of Shareholders to be held at 9 AM on Tuesday December 26, 2006. Please note the Extraordinary General Meeting of Shareholders will only be open to the registered shareholders as of November 24, 2006 and that the company will close the shareholders’ register for one week from November 25, 2006 to December 1, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 11/8/2006

	By:	/s/ Tae Sung Hwang

	Name:	Tae Sung Hwang
	Title:	Chief Financial Officer